Exhibit 2.1

March 4, 2005

MCI, Inc.
22001 Loudoun County Parkway
Ashburn, Virginia 20147

Ladies and Gentlemen:

You and we are party to (i) the Agreement and Plan of Merger dated as of February 14, 2005 among Verizon Communications Inc., Eli Acquisition, LLC and MCI, Inc. (the "Agreement") and (ii) the Non-Disclosure Agreement dated as of September 10, 2004 (the “Confidentiality Agreement”). Capitalized terms used without definition in this letter have the meanings ascribed to them in the Agreement.

For good and valuable consideration, the value of which is hereby acknowledged, you and we hereby agree to: (i) amend the Agreement to delete the last sentence of Section 6.9 thereof; and (ii) amend the Confidentiality Agreement to delete Section 3 thereof. In addition, (A) you have agreed to waive compliance by us from and after the date hereof with clause (ii) of the first sentence of Section 6.9 of the Agreement and (B) we have agreed that the Non-Disclosure Agreement between you and Qwest Communications International, Inc. in the form furnished to us by you concurrently with the execution and delivery of this letter shall be deemed to be a confidentiality agreement that satisfies the requirement relating to a confidentiality agreement set forth in subparagraph (x) of Section 6.5(a) of the Agreement.

Please signify your concurrence with the foregoing by signing below.

Sincerely yours,
VERIZON COMMUNICATIONS INC.

/s/ John W. Diercksen

Accepted and agreed:

MCI, INC.

/s/ Anastasia D. Kelly